№ 82-5798

CENTERTELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/118 date 1.04.2004 pages incl. cover

04024138

RECEIVED APR 05 2004 SEC MAIL PROCESSING WASH. D.C. 155 SECTION

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

SUPPL

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Code of Corporate Governance of JSC CenterTelecom
2. Expert Opinion about the Code of Corporate Governance of JSC CenterTelecom (2).
3. List of nominees to stand for elections to the governing and control bodies of JSC CenterTelecom
4. List of affiliated entities of JSC CenterTelecom as of December 31, 2003
5. Material events of financial and business activities of the Company (3 instances).

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Yours sincerely,

R. Amaryan
General Director
JSC CenterTelecom

dlw 4/8

82-5198

CENTER TELECOM

NOTICE OF
A MATERIAL FACT

INFORMATION ON EVENTS RESULTING IN ONE-TIME INCREASE OR DECREASE OF THE ISSUER'S NET PROFIT OR NET LOSS BY OVER 10%

Joint-Stock Central Telecommunication Company

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN: ***5000000970***

Code of the issuer: ***00194-A***

Code of the material fact: ***0300194A29032004***

Website where notices of material facts are posted: www.centertelecom.ru

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Rossiyskaya Gazeta***

Event causing a one-time (non-recurring) decrease in the Issuer's net profit by over 10% in 4Q2003: ***increase in utilities and electric power costs, enactment of accounting rule PBU 18/2002 Profit tax accounting.***

Event causing a one-time (non-recurring) increase in the Issuer's net profit by over 10% in 2003: ***increase in total revenues of the Company. Substantial growth of profit from rendering telecommunications services is primarily due to hike in local telecommunications service tariff; growing sales volume, and overhead cost cutting exercise; streamlining the Company organizational structure and, as consequence, securing significant reduction of costs growth rate as compared to the revenue growth rate.***

Date of the event causing one-time increase in the Issuer's net profit by over 10%: ***March 29, 2004***

The Issuer's net profit in the reporting period (quarter), preceding the reporting period in which the reported event took place: ***RUR481,435 thousand;***

The Issuer's net profit in the reporting period, in which the event took place: ***RUR207,860 thousand;***

Change of net profit over the reporting period (quarter) in the absolute and percentage terms:
Absolute change in net profit RUR(- 273,575) thousand;
Relative change in net profit (-56.82)%

The issuer's net profit in the reporting period (2002) preceding the reporting period (2003) during which the reported event occurred: ***RUR837,652 thousand***

The issuer's net profit in the reporting period (2003) during which the reported event occurred: ***RUR1,502,563 thousand***

Change of net profit in the reporting period (year) in the absolute and percentage terms:
Absolute change in net profit RUR664,911 thousand;
Relative change in net profit 79.38%

R. Amaryan
General Director

L. Burianova
Acting Chief Accountant

Seal

Date March 29, 2004

N 82-5198

CENTER TELECOM

NOTICE OF
A MATERIAL FACT

INFORMATION ON EVENTS RESULTING IN ONE-TIME INCREASE OR DECREASE OF THE ISSUER'S ASSETS VALUE BY OVER 10%

Joint-Stock Central Telecommunication Company

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN: ***5000000970***

Code of the issuer: ***00194-A***

Code of the material fact: ***0200194A29032004***

Website where notices of material facts are posted: www.centertelecom.ru

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Rossiyskaya Gazeta***

Event (events) causing a one-time (non-recurring) increase in the Issuer's asset value by over 10% in 4Q2003: ***asset value rose due to a significant increase in fixed assets construction and delivery of equipment under leasing agreements, as well as due to unrecovered VAT on items of construction in progress.***

Event (events) causing a one-time (non-recurring) increase in the Issuer's asset value by over 10% in 2003: ***the increase occurred owing to a bond issue and placement of JSC CenterTelecom bonds totaled RUR2 billion, due to procurement of software from Private JSC Open Technologies-98 valued at RUR919,517,000, entering into a number of agreements with JSC Rosgosstrakh on centralized insurance of property, increase in construction volumes of fixed assets and delivery of equipment under leasing terms (as of December 31, 2003 the Company concluded some 199 financial lease (leasing) agreements for lease of switches and other telecommunications equipment), and unrecovered VAT on items of construction in progress.***

Date of the event causing one-time increase in the Issuer's asset value by over 10%: ***March 29, 2004***

The Issuer's asset value at the end of the reporting period (quarter), preceding the reporting period in which the reported event took place: ***RUR29,158,620 thousand***

The Issuer's asset value at the end of the reporting period (quarter) in which the reported event took place:***RUR32,674,406,000***

Change of the asset value in the absolute and percentage terms:

Absolute change of the asset value RUR3,515,786 thousand;
Relative change of the asset value 12.06%

The issuer's assets value at the end of the reporting period (2002) preceding the reporting period during which the reported event occurred: ***RUR23,350,686 thousand***

The issuer's assets value at the end of the reporting period (2003) during which the reported event occurred: ***RUR32,674,406 thousand***

Change of the asset value in the absolute and percentage terms:

Absolute change of the asset value RUR9,323,720 thousand;
Relative change of the asset value 39.93%

R. Amaryan
General Director

L. Burianova
Acting Chief Accountant

Seal

Date March 29, 2004

N: 82-5198

NOTICE
OF MATERIAL FACTS

Accrued and/or paid-out income on securities of the issuer

Fall due dates of performance of the issuer's obligations toward owners of securities

Joint-Stock ***Central Telecommunication Company***

Registered address: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

Taxpayer Identification Number (INN): ***5000000970***

Code of the issuer: ***00194-A***

Code of the material fact: ***0600194A17032004, 0900194A17032004***

Website page where notices of material facts are posted: ***http://www.centertelecom.ru/index.html?d=64***

Name of a regular publication for publishing notices of material facts: ***Supplement to FCSM Herald, Rossiiskaya Gazeta***

Type, category, series and other identifications of the securities: ***non-convertible documentary interest bearing bearer bonds, series 03 (the bonds)***

State registration number of the securities issue: ***4-18-00194A***

Date of the issue state registration: ***August 1, 2003***

Registration authorities: ***Federal Commission for Securities Market***

The issuer's governing body which passed the decision on the coupon size of the Company's issued bonds and the date of the minutes of the Board of Directors meeting at which the said decision was passed: ***Pursuant to the decision On securities issue approved by the Board of Directors of JSC CenterTelecom on June 18, 2003 (minutes # 11) the first coupon interest rate was set on the first day of the initial placement of the bond issue, i.e. on September 16, 2003 upon the results of the review of applications filed for the auction, and was 12.35 per cent p.a.***

The essence of the issuer's obligations: ***making first coupon interest payments on the bonds series 03***

Total amount of interest payable on the bonds series 03: ***RUR123,840,000 (one hundred and twenty three million eight hundred and forty thousand roubles)***

Interest amount payable per bond series 03: ***RUR61.92 (sixty one rouble ninety two copecks)***

Form of income payment on the issuer's securities: ***cash funds***

The date at which the issuer's obligations shall be performed: ***March 17, 2004***

Total income amount actually paid on the bonds series 03: ***RUR123,840,000 (one hundred and twenty three million eight hundred and forty thousand roubles)***

Actual performance of the obligation: ***obligations to make coupon income payments on bonds series 03 are met in full.***

R. Amaryan
General Director

Corporate Seal

Dated March 17, 2004

82 - 5798

CENTER TELECOM

For the annual general meeting of shareholders of JSC CenterTelecom

Nominees to the governing and control bodies of JSC CenterTelecom

The Board of Directors of JSC CenterTelecom on March 5, 2004 reviewed proposals submitted by shareholders regarding candidates to the governing and control bodies of the Company.
The Board approved the following list of nominees to stand for election to the Board of Directors of the Company at the forthcoming annual general meeting of shareholders:

from JSC Svyazinvest		
1.	Ruben A. Amaryan	General Director, JSC CenterTelecom
2.	Stanislav P. Avdiants	Executive Director, Director of Economic and Tariff Policies, JSC Svyazinvest
3.	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
4.	Lyudmila A. Kormilitsyna	Deputy Director of Telecommunications Department, JSC Svyazinvest
5.	Maksim O. Kozyrev	Deputy Director of Legal Department, JSC Svyazinvest
6.	Igor N. Osipov	Head of Division, Department of Capital Investment Management, JSC Svyazinvest
7.	Oksana V. Petrova	Deputy Head of Division, Corporate Governance Department, JSC Svyazinvest
8.	Aleksey B. Panteleev	Vice-Governor of the Moscow region
9.	Elena V. Umnova	Director of Finance Department, JSC Svyazinvest
10.	Evgeniy V. Yurchenko	Deputy General Director, JSC Svyazinvest
11.	Valeriy N. Yashin	General Director, JSC Svyazinvest
from the Russian Federal Property Fund		
1.	Boris D. Antonyuk	First Deputy Minister for Communications and Informatics
2.	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund
From Lindsell Enterprises Limited		
1.	Alexander V. Ikonnikov	Executive Director, Investor Protection Association
2.	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors., Inc.
From Private JSC ABN AMRO Bank A.O.		
1.	Alexander M. Branis	Director, Prosperity Capital Management
From Private JSC Brunswick UBS Nominees		
1.	Alexander V. Ikonnikov	Executive Director, Investor Protection Association
From Tramblay Ltd., Managing Company INVEST CENTER LLC, Public JSC PROMSVYAZINVEST, TRUST INVEST LLC		
1.	Ivan Ya. Boyko	Representative of Tramblay Ltd., Managing Company INVEST CENTER LLC, Public JSC PROMSVYAZINVEST, TRUST INVET LLC
2.	Vadim M. Komissarov	Managing Director, RCF Corporate Finance

According to the Company's Charter members of the Board of Directors numbered 11 shall be elected annually at the annual general meeting of shareholders by cumulative voting.
The following nominees are put on the list candidates to stand for election to the internal audit commission of JSC CenterTelecom

from JSC Svyazinvest		
1.	Konstantin V. Beliaev	Chief Accountant, JSC Svyazinvest
2.	Natalia V. Ermolaeva	Head of Division, Economic and Tariff Policies Department, JSC Svyazinvest
3.	Alexander V. Kachurin	Head of Division, Finance Department, JSC Svyazinvest
4.	Aleksey E. Kopiev	Chief Expert, Internal Audit Department, JSC Svyazinvest
5.	Irina V. Prokofieva	Director of Internal Audit Department, JSC Svyazinvest
6.	Arseniy B. Plyusnin	Deputy Department Director, Head of Management Structure Division, JSC CenterTelecom
7.	Kirill V. Frolov	Head of Division, Deputy Director of Internal Audit Department, JSC Svyazinvest

Members of the internal audit commission of the Company numbered 7 shall be elected at the annual general meeting of shareholders.
Names of shareholders – legal entities are stated as of the date of filing their applications.

82-5198

APPROVED
by the Board of Directors
of Joint-Stock Central
Telecommunication Company

Minutes #27
of February 20, 2004

Code of Corporate Governance
(best practices)
of Joint-Stock Central Telecommunication Company
(JSC CenterTelecom)

Moscow 2004

Table of content

Chapter 1. Corporate Governance Principles. 4

Chapter 2. Rights of the Company's Shareholders 4

Chapter 3. General Meeting of Shareholders 6

Chapter 4. The Board of Directors of the Company 7

Chapter 5. Committees of the Board of Directors 10

Chapter 6. Executive Bodies of the Company 11

Chapter 7. The Corporate Secretary of the Company 12

Chapter 8. Significant corporate actions 13

Chapter 9. Disclosure of Information about the Company 14

Chapter 10. Control over Financial and Business Activities of the Company. Risk Management. 16

Chapter 11. Corporate Conflicts Settlement 17

Chapter 12. Concluding Provisions 18

Mission and objectives of the Company. The role of the Code of Corporate Governance.

JSC CenterTelecom (henceforth "the Company") is the telecom market leader in the Central Federal District of the Russian Federation, offering the whole range of modern telecommunications services: local, domestic long-distance and international telephone services, Internet access, data, ISDN, IP-telephony, mobile (cellular) communications, paging, wireless access.

Its mission JSC CenterTelecom views in providing modern high quality telecom solutions and world-class service in the territory of the Central Federal District in order to:

- meet the customers' needs based on a unique personal approach to each customer;
- ensure growing returns for shareholders and making distinct contributions to the society where JSC CenterTelecom does its business;
- build up long-term mutually beneficial partner relations based on mutual trust, integrity and transparency;
- ensure consistent realization of the potential of each employee;
- perform the duties of a public telecommunications operator.

JSC CenterTelecom views the Code as one of the vital means to accomplish the Company's mission, and voluntarily undertakes to observe in its activities rules, principles and best practices of the corporate governance set forth in the Code.

The purpose of enacting the Code is to elaborate and implement in the day-today Company's operations rules and principles of the corporate governance facilitating successful development of the Company, growth of its revenues and market capitalization, ensuring legitimate rights and interests of all shareholders.

Provisions laid down in this document are based on the Code of Corporate Conduct recommended by the Federal Commission for Securities Market of the Russian Federation, basic principles of corporate governance developed by the Organization of the Economic cooperation and Development (OECD), the Federal Law On Joint-Stock Companies, the Company's Charter, statement of the principles of the Corporate Behavior of the Company. The Code meets key requirements of international best practices of the corporate governance, stemming not only from compliance with the law, but from making additional commitments to ensure complete exercising investors' rights, observing accepted business ethics common for the whole business community.

The Code is a collection of voluntarily made commitments based on a balance of interests of the Company's shareholders, its governing bodies and other stakeholders.

JSC CenterTelecom in its activities will strive to constantly improve and streamline the Company's corporate governance practices, implementing in the course of the Company's operations advanced Russian and international expertise and experience, and highest standards, and refining provisions of the Code and the Company's internal regulations and rules of procedure governing relationships arising in the management of the Company.

Chapter 1. Principles of Corporate Governance.

1.1 Corporate Governance is a consistent set of principles, rules and best practices governing the operations of the governing and controlling bodies in the relationships between shareholders, members of the Board of Directors, executive managing bodies of the Company and its stakeholders (creditors, partners, customers, employees, etc.).

1.2 The Company undertakes to develop the corporate governance practices adhering to principles that shall ensure:

- actual ability of shareholders to exercise their rights arising from having an interest in the Company;
- equal and equitable treatment of shareholders owning same type (category) of shares including minority and foreign shareholders;
- implementation by the Board of Directors of strategic governance of the Company and exercising an efficient control on its part over the operations of the Company's executive bodies, and accountability of the Board members to the Company's shareholders;
- sound, in good faith and efficient management of Company's current activities aimed at achieving its sustainable long-term development and building shareholder value and providing returns to shareholders; accountability of the Company's executive bodies to its Board of Directors and shareholders;
- timely disclosure of complete and credible information about the Company including its financial position, financials (including financial statements in compliance with international accounting standards), material events of the corporate activities, ownership structure and organizational chart to enable making informed and sound decisions by shareholders and potential investors of the Company;
- efficient control over financial and business operations of the Company to protect legitimate rights and interest of the Company's investors and shareholders;
- honoring legitimate rights of the Company's employees, development of partner relationships between the Company and its employees in resolving social issues and working conditions regulations;
- extensive cooperation between the Company and investors, creditors, and other stakeholder groups to improve the Company's valuations, including build-up of assets, increase of the share prices and market value of the Company's other securities, consolidating business standing and track records;

1.3 The Company recognizes the vital importance of improving corporate governance of its daughter companies, affiliates and associates and will strive to implement modern corporate governance principles and practices in operations of these entities directing these companies towards to open and transparent activities and fostering adoption and implementation by them of basic provisions of the Code.

Chapter 2. Rights of the Company's Shareholders

2.1 The Company's activities are based on the assumption that its shareholders are empowered with a set of rights with respect to the Company; and the Board of Directors, the Management Board and the General Directors in the first place owe the duty of honoring and protecting these rights.

2.2 The Company will be anxious to ensure the shareholders' right to take part in managing the Company and making decisions on key issues of its activities. To this end:

- shareholders are directly involved in managing the Company through their approval of decisions made on the vital issues of the Company activities at general meetings of shareholders;

- shareholders are entitled to demand that a shareholders' meeting be convened, a meeting of the Board of Directors be held, an audit of financial and business activities of the Company be conducted, to put forward their proposals on the agenda of a general meeting of shareholders, nominate candidates to the Company's governing and controlling bodies, etc. as stipulated by the Federal Law On Joint-Stock Companies, the Charter and internal regulations of the Company;

- in the course of preparing annual and extraordinary meetings of shareholders of the Company shareholders shall be provided with information on all issues on the meeting agenda enabling them to make sound decisions on the relevant matters and comprehensively and objectively assess results of the Company's operations. The volume and substance of the information provided to shareholders are identified by the Company's Charter. Additional information for an annual meeting of shareholders (financial statements of the Company according to international accounting standards, backgrounds of nominees to the Board of Directors and internal audit commission, data about shareholders who filed proposals for agenda of a general meeting of shareholders, etc.) may be provided to shareholders pursuant to a decision of the Board of Directors. Access of shareholders to this information shall be provided at the locations of the Company's executive bodies, regional operating branches, as well as on the corporate website of Company at *www.centertelecom.ru*;

- the Company will undertake effort as required to give notice of a meeting of shareholders and annual and ensure access to materials pertaining to the meeting agenda within timeframe allowing shareholders to most carefully prepare to making justified decisions on the agenda items of the relevant general meeting of shareholders (30 days prior to the meeting date, unless a longer term is expressly stipulated by the applicable law);

- arrangements for serving notice to shareholders of holding a meeting stipulate sending the notice by registered mail or handing it over with a signed receipt to each shareholder included in the list of shareholders entitled to take part in the general meeting of shareholders; the notice of a meeting shall also be published in one of the national dailies, identified in the Company's Charter – The Rossiyskaya Gazeta, and posted on the Company's website at: www.centertelecom.ru;

- as electronic means of data interchange, techniques and legal framework for identification and authentication of electronic data recipients evolve (practical application of electronic signatures) the Company will aim at using electronic communications as an additional means of notifying shareholders of holding a general meeting of shareholders and providing them with the relevant information for the meeting, as well as receiving from them completed ballot papers for voting;

- in the course of preparing an annual meeting shareholders will be provided with complete information making it possible to form an opinion whether conditions are in place for the Company to allow for dividend payments, to assess actual financial achievements over the reporting period; all financial statements and accounting reports,

the annual report, the independent auditor's and internal audit commission's reports shall be provided, as well as information on the rules of dividend calculation and payment arrangements;

- when deciding on the venue, date and time of holding a general meeting the Company shall proceed from a requirement to ensure a real and unencumbered opportunity for shareholders to attend the meeting in person;

- upon a request in writing the Company shall provide shareholders owning at least 1% of the votes with a list of shareholders entitled to take part in the general meeting of shareholders within 5 business days from the date of receiving the request, the personal data and postal address of the shareholders included in the list being provided only subject to their consent. Upon a request in writing of any relevant person the Company shall provide the person in question within 3 business days with an extract from the list of shareholders entitled to take part in the general meeting of shareholders, stating the personal data of the person in question, or with a statement certifying that the person in question is not on the list of shareholders entitled to participate in the general meeting of shareholders.

2.3 Shareholders shall be provided with a reliable system of maintaining records certifying their ownership rights for shares in the shareholders' register, kept by the Company's Registrar, the latter having licenses and certificates required to perform these activities, as well as competent and skilled personnel and necessary technical equipment and facilities.
The Company has no interest in the equity of the Registrar and maintains no material relationships with it, other than making payments for maintaining the register and carrying out the Company's directions pursuant to a contract entered by and between them. Should the Company's Registrar be replaced the Company will be guided by the same selection criteria in choosing the new registrar as in appointment of the former one.

2.4 The Company undertakes to honor shareholders' right to participate in the profits of the Company distributed as dividends. Dividends shall be paid by the Company from its net profits. Shareholder can count on dividend payments made in a manner most suitable for him/her and specified in the registered person's questionnaire entered in the system of maintaining the register of the Company securities owners.
The Company shall develop an internal document – Statement of dividend policies setting forth transparent and sound rules for defining dividend amounts and payment arrangements, and stating measures to be applied to executive bodies in the event of incomplete or untimely payment of declared dividends.

2.5 In order to exercise shareholders' rights and ensure efficient interactions with them special units (departments, groups) for shareholders' relations shall be established within the General Directorate of the Company and its regional branches, and steps to be taken to set up transfer-agency offices in the territory of each of the regional branches of the Company.

2.6 The Company expects that shareholders will not abuse their rights and will refrain from acts aimed at causing harm to other shareholders or the Company. The Company deems unacceptable if mechanisms are created allowing some shareholders to gain a degree of control inconsistent with the percentage of shares owned by them in the legal capital of the Company. These mechanisms shall be made public to eliminate them. The Board of Directors shall be responsible for timely exposing these mechanisms.

Chapter 3. General Meeting of Shareholders

3.1 The arrangements for preparing and holding a general meeting of shareholders are set forth in the Charter and Regulations on the general meeting of shareholders of JSC CenterTelecom (the Regulations on the general meeting) – an internal document of the

Company. The Company undertakes to lay down rules of procedure and arrangements of conducting a general meeting of shareholders ensuring equal treatment of all shareholders and not infringing on the rights and legitimate interests of any group of shareholders.

3.2 When exercising the rights related to convening a meeting of shareholders and drawing up the meeting agenda shareholder(s) shall be entitled not to submit a statement of the register certifying his/her share ownership, if their ownership rights are recorded in the system of maintaining the shareholders' register; in the event that share ownership rights are recorded in the depositary account with a depositary submitting a statement of account will suffice.

3.3 The Company shall provide for registration of participants in a general meeting of shareholders, giving an opportunity to all shareholders intending to take part in the general meeting to carry out the registration procedure, and posing no obstacles for taking part in the general meeting.

3.4 The Company shall ensure protection of shareholder's rights in the course of counting results of voting at a general meeting of shareholders by assigning functions of the Company's counting commission to an independent registrar.

3.5 When drawing up the agenda of a general meeting of shareholders the Company shall define the wording of items in a manner precluding their ambiguous or variable interpretation.

3.6 The Company shall ensure arrangements for conducting a general meeting of shareholders to guarantee a reasonable equal opportunity for all shareholders attending the meeting to voice their opinions and ask questions of interest for them on the agenda items. During discussions of the agenda items at a general meeting of shareholders the meeting attendees are provided with sufficient information on the issues on the meeting agenda and (if necessary) clarifications on the agenda items and the information made available. Any attendee of the meeting is entitled to apply in writing for clarifications on any agenda item and the information made available, addressing the meeting Chairman, the meeting Praesidium or the person (persons) who provided the information. Any written request filed as required shall be reviewed at the meeting.

3.7 In order to ensure answering questions of concern for shareholders by relevant officers at the general meeting of shareholders the Company shall arrange for and undertake necessary efforts to ensure personal attendance at the meeting of the independent auditor's representatives, current members of the internal audit commission, and nominees for a new Board of Directors.

3.8 The Company intends to eliminate any doubts over the accuracy of the results of the vote counting, and to this end ensures vote counting and making the voting results public prior to the meeting conclusion. Information on the voting results and decisions passed at the meetings of shareholders shall be published by the media in the source specified by the Regulations on the general meeting of shareholders, and posted on the website of the Company at: www.centertelecom.ru.

Chapter 4. The Board of Directors of the Company

4.1 The Board of Directors is a collective collegial governing body of the Company providing general guidance for the Company's activities except matters expressly referred by applicable federal law and the Company's Charter to the powers of the general meeting of shareholders and executive bodies of the Company. The primary task of the Board of Directors is control over ensuring efficient management of the Company operations in order to raise market capitalization, ensure sustainable long-term improvement of margins and net asset growth, safeguard rights and legitimate interests of shareholders.

4.2 The Board of Directors shall be elected at a general meeting of shareholders by a cumulative voting facilitating due consideration of opinions of all shareholders, including those owning a small interest (minority shareholders).

The Board of Directors decisions stem from a necessity to treat equally and equitably all shareholders, and shall not take into account only interests of any one group of shareholders. The Board shall put in place a consistent system of identifying and resolving potential conflicts of interests inside the Board and in the executive bodies. The Board ensures equal conditions for exercising their rights by all shareholders.

4.3 The Company intends to ensure a composition of the Board representing an efficient balance of expertise, professional experience, backgrounds, knowledge and individual personal merits, and its compliance with provisions of applicable laws related to the board composition, in particular, the mix of executive and non-executive directors. The Company will seek to set out in its internal documents requirements to be met by members of the Board of Directors.

The Company believes that nominees for the Board of Directors shall be trusted by shareholders, possess expertise, skills and experience enabling decision-making on the issues referred to the powers of the Board of Directors, and have personal qualities enabling efficient performance of duties and building up relationships with other Board members and the Company's executive bodies.

The Board will adhere to making regular evaluations of its performance, including assessing the balance of expertise, skills and experience of the Board members as it is formed in the Board, and consider favorable changes to be introduced in the existing mix and facilitating maximally successful development of the Company.

Members of the Board refrain from actions that result or may lead to occurrences of a conflict of interests between their interests and those of the Company; should such conflict of interests exist or come to existence, the Board members will disclose the relevant information about it to the Board.

4.4 Members of the Board of Directors are entitled:

- to receive from the Company's executive bodies complete and timely current information on the Company's operations, and documents specified in the Federal Law on Joint-Stock Companies;

- to be remunerated and compensated for expenses incurred in the course of performing the duties of the Board member;

- to demand recording in the Board meeting minutes his/her dissenting opinion on the agenda items and decisions passed by the Board;

The Board members performing their duties must:

- act in the best interests of the Company, exercise their rights and perform their duties in good faith and reason;

- efficiently apply their expertise and experience, be unbiased, open and perceptive to opinions of other participant in the management decision-making process; evaluate risks and unfavorable for the Company repercussions incurred thtough such decisions;

- adhere to the policies of the Company elaborated at the Board meetings, keep confidential and not disclose information about the Company's operations made available to him/her if divulging such information may damage the Company's interests;

- disclose to the Board his/her affiliations and projected deals, where they may be considered an interested party.

In the Company's internal documents it is expressly set forth, that members of the Board must notify the Board about intentions to conduct deals involving the Company's securities or securities of its daughter or affiliated companies, and divulge information on the closed deals with such securities made by them.

4.5 The Company believes that participation of independent directors in the Board is of vital importance for forming an unbiased opinion about the discussed matters and will strive for electing by shareholders to the Board of Directors of persons considered as independent directors. The crucial requirement of the Company to be met by an independent director – member of the Board is that he or she should not have material relations with the Company or its major shareholders, affiliated persons capable of unduly influencing his/her opinion formation and ability of a fair judgment guided exclusively by his/her professional experience and expertise.

A member of the Board of Director is deemed to be an independent director if he/she falls under the definition contained in the Federal Law On Joint-Stock Companies and meet the following criteria of independence stated in the Code of Corporate Conduct proposed by the Russian Federal Commission on Securities Market:

- for the past three years he/she did not hold and does not hold now any executive (managerial) position in the company and was not and is not the company's employee, or an executive or an employee of the managing organization of the company;
- he/she is not an executive of another company where any of the company's executives is a member of the board remuneration and compensation committee;
- he/she is not an affiliated person of an executive (manager) of the company (of an executive of the company's managing organization);
- he/she is not a government representative;

and also meet the following criteria:

- he/she does not own personally or through affiliated persons any interest in the company, such interest being sufficient for self-nomination for the Board of Directors;
- he/she does not receive remunerations for consulting and other services rendered by him/her to the Company, except remuneration for activities as a member of the Board of Directors (Committees of the Board of Directors);
- he/she does not represent interests of consultants and contractors involved in the dealings with the company;
- he/she enjoys excellent business standing, observes highest ethical standards, has required leadership qualities and entrepreneurial experience;
- he/she publicly declared his/her independent director status before his/her election to the Board of Directors.

The Company deems it necessary for an independent director to regularly disclose in a form of personal representation information enabling identification of his/her affiliation with shareholders or contractors of the Company or their affiliated persons.

4.6 Arrangements for holding meetings of the Board of Directors are laid out in the Regulations on the Board of Directors. The Company will strive to streamline the arrangements so that to enable members of the Board of Directors to be best prepared for the Board meetings.

The Board of Directors holds its meetings on a regular basis, at least nine times a year following an approved schedule. Should it be necessary, the Board of Directors shall review issues not scheduled for discussion.

4.7 The Company intends to ensure that decisions on issues of paramount importance are taken at the Board meetings attended in person by members of the Board (such issues include approval and amendments of the budget, the Company development strategy, preliminary approval of annual reports, election and re-election of the Chairman of the Board of Directors, formation of executive bodies of the Company and early termination of their powers, putting forward proposals on the Company reorganization or liquidation for passing decisions at a general meeting of shareholders, approval of major and most important transactions, etc.).

4.8 The Board of Directors identifies priorities in the Company activities and approves the annual budget, strategies and development programs of the Company, as well as monitors and controls their implementation, creates and keep working necessary controls over activities of the Management Board and the General Director, including monitoring and evaluating their performance.

4.9 The Board of Directors will work to develop efficient performance monitoring system and to put in place on its basis a transparent remuneration scheme and compensation policy to reimburse expenses incurred by members of the Board of Directors and related to their performance of the Board member's duties. Remuneration and compensations of the Board members should be consistent with their contribution to the Board activities and development of the Company. Information about total amount of remuneration paid to members of the Board of Directors for the past full fiscal year features in the annual report of the Company approved by a general meeting of shareholders, and in a quarterly issuer's report.

Chapter 5. Committees of the Board of Directors

5.1 In order to improve performance and efficiency of the Board of Directors activities the Company shall set up committees of the Board of Directors for preliminary review of most important issues vital for the Company operations and working out recommendations to the Board of Directors for passing decisions on those issues. The Committees shall follow provisions of the Charter, Regulations on the Board of Directors and Regulations on the Committees of the Board of Directors of JSC CenterTelecom.

5.2 The following standing Committees of the Board of Directors are set up in JSC CenterTelecom: the Audit Committee, the Corporate Governance Committee, the Budget and Investment Planning Committee, the Personnel and Remuneration Committee. Other standing or ad hoc (provisional) committees may be set up pursuant to decisions of the Board of Directors.

5.3 The key tasks of the Audit Committee according to the terms of reference are: streamlining the Company interactions with auditors, facilitating efficient operations of the Company's internal audit system and efficient interactions between external and internal auditing, review of standards and procedures of internal audit in the Company and monitoring implementation of these procedures; review and analysis of the auditor's reports before submitting them for approval by the Board of Directors; review of proposal and working out recommendations on management risks arising in the course of the Company financial and business operations; evaluation of efficiency and performance of the internal control and risk management system in the Company; review of proposals and working out recommendations to refine them.

5.4 The key tasks of the Corporate Governance Committee are: working out recommendations on implementation of provisions laid put in the Code of Corporate Governance and putting in place best practices of corporate governance in the activities of the Company, provisions

of the Charter and internal documents of the Company; drafting recommendations and preliminary review of material on implementation of corporate transformations, organization chart of the Company, including key functions of structural units; setting up mechanisms aimed at prevention and resolution of corporate conflicts, facilitating and participation, if required, in their solution.

5.5 The key tasks of the budget and investment planning committee are: preliminary review and drawing up recommendations on implementation of the budgeting framework, working out and adjustment of budgets and development projections of the Company; analysis of the budget performance of the Company; drawing up recommendations on key performance indicators and management of financial activities of the Company, pursuing the Company's investment policies, arrangements for inviting tenders for supply of equipment and carrying out works, participation in making relevant decisions.

5.6 The key tasks of the Personnel and Remuneration Committee are: assisting in engaging professional experts for managing the Company and putting in place necessary incentives for their efficient work; development of recommendations on the Company's personnel and human resource policies, including motivation and incentive compensations, evaluation of key managers' performance; drawing up recommendations on formation of executive bodies of the Company, on principles and criteria for determination of remuneration amount for members of the Board of Directors, the general Director and members of the Management Board.

5.7 Following recommendations of the Code of Corporate Conduct suggested by FCSM of Russia and best practices of the corporate governance the Company will seek to ensure maximal possible membership of independent and non-executive directors in the Committees of the Board of Directors.

Chapter 6. Executive Bodies of the Company

6.1 The Board of Directors in order to ensure efficient running of the Company sets up a collegial executive body (the Management Board) and appoints a sole person executive body (the General Director). The General Director of the Company pursuant to his/her terms of reference is the chairman the Management Board and directs its operations. Setting up the collective executive body is aimed at making more sound and substantiated decisions.

6.2 The Management Board and General Director act in strict compliance with the applicable law, provisions of the Charter and Regulations on the Management Board of the Company, are accountable to the Board of Directors of the Company and free in making decisions within the framework of policies, missions and tasks set by shareholders and the Board of Directors.

6.3 Allocation of powers and authority between the sole person and collective executive bodies is regulated by the Charter of the Company. Taking decisions on issues beyond normal business activities and those issues in the normal course of business of the Company that significantly affect the Company, is primarily referred to the authority of the collective executive body.

6.4 Composition and membership of the Management Board are determined by a decision of the Board of Directors acting on the proposal of the General Director, members of the Board of Directors in such a manner as to ensure productive and constructive discussion of issues and taking timely and well-thought decisions.

The Management Board's term of office is set by the Board of Directors. Authorities of any member or all members of the Management Board may be terminated before expire.

6.5 For performing the duties of a member of the Management Board a person should qualify for the position, have professional expertise required for managing current operations of the Company. Requirements to be met by each member of the Management Board in terms

of his/her professional experience, knowledge, and his/her rights, duties, and responsibilities and liabilities are set out in a separate employment contract entered into by and between the member of the Management Board and the Company. The contract is signed by the General Director on behalf of the Company.

Forming the membership of the executive bodies the Company does not permit existence of conflicts of interest resulting from a prospective member's sitting on governing bodies or holding an executive position in other legal entities – competitors of the Company.

Members of the Management Board including the General Director shall refrain from any activity that result or is likely to result in a conflict between their interests and those of the Company, and in the event that such a conflict appears they must promptly advise the Board of Directors of it.

6.6 The General Director and Management Board realize that they are responsible to shareholders and view as their primary goal a competent and in good faith performance of their duties of running normal operations of the Company ensuring sustainable long-term development of the Company.

6.7 In dealings with its business partners the Company's executive bodies are directed by high business ethical standards, adhere to principles of building-up long-term relationships, fostering dialog and mutually beneficial cooperation.

The General Director and members of the Management Board can be brought to account for violations of provisions covering usage of confidential, proprietory and insider information about the Company in personal interests and those of third parties.

6.8 The Management Board realizes a system of controlling and monitoring risks inherent to the Company's operations in order to timely identify trends that might adversely affect results of current operations of the Company and implementations of perspective plans of the Company development. The General Director and Management Board provide the Board of Directors of the Company with information on the events that may invoke the highest risks for the Company, and submit proposals on preventing crises connected to such risks.

6.9 The Company will seek to implement regular evaluation of the performance of the General Director and members of the collective executive body based on criteria reflecting main objectives and tasks of the Company activities on a relevant stage, and to determine remuneration of these senior executives on the basis or taking into account their performance. Information on the total remuneration amount paid to members of the Management Board for the past fiscal year is reflected in the annual report of the Company, approved by the general meeting of shareholders, as well as in a quarterly issuer's report.

6.10 For the purpose of efficient interactions with shareholders and investors and to ensure exercising their rights by them the Company deems it advisable to have special structural units in the Company dealing with securities and corporate governance matters.

Chapter 7. The Corporate Secretary of the Company

7.1 Strict compliance of bodies and executives and officers of the Company with procedures set out in applicable law, the Charter and other internal documents of the Company is an essential prerequisite for enforcing rights and interests of shareholders.

7.2 The Company deems it necessary to establish an office of the Corporate Secretary of the Company as a permanent position for a person with the required professional expertise, and not combining these duties with carrying out other functions in the Company. The terms of reference for the office of the Company Corporate Secretary shall include ensuring compliance of the bodies and executives and officers of the Company with

procedural provisions that guarantee exercising the rights and securing interests of shareholders.

7.3 The Corporate Secretary facilitates improving efficiency of the Board of Directors work, achieving higher transparency level of the Company and efficiency of the Company interactions with its shareholders and other parties to the corporate relationships.

7.4 The Corporate Secretary is appointed and relieved from the duties by the Board of Directors. Activities of the Company's Corporate Secretary, including his/her rights, responsibilities and accountability, terms and conditions of compensation for discharging the duties are set out by internal documents of the Company, and in the employment contract between the Corporate Secretary and the Company. The contract shall be signed by the General Director on behalf of the Company.
In order to ensure efficient performance of his/her duties by the Corporate Secretary it is advisable to set up an office for him/her. Workforce, structure, composition and allocation of functions of the staff in this office are set out in the Regulations on the Corporate Secretary and Staffers, approved by the Board of Directors.

7.5 The Corporate Secretary and his/her staff shall ensure fulfillment of the following functions:

- making arrangements for preparation and conducting general meetings of shareholders according to provisions of applicable law, the Charter and other internal documents of the Company;
- making arrangements for preparation and holding meetings of the Board of Directors according to provisions of applicable law, the Charter and other internal documents of the Company;
- support of Committees of the Board of Directors;
- support of members of the Board of Directors in discharging their duties by them;
- ensuring disclosure (provision) of information about the Company and storing/keeping the Company's documentation;
- ensuring due review by the Company of applications filed by shareholders, and resolving conflicts involving infringements on their rights;
- control over implementation of decisions passed by the Board of Directors;
- arranging interactions between the Company and its shareholders.

7.6 Given practices and specifics of arrangements for interactions between governing bodies and executive offices of joint-stock companies, the Company also deems it necessary to entrust the staff of the Corporate Secretary (the Secretary of the Management Board shall be a member of it) with performance of functions of the Management Board's secretary and arranging interactions of the executive bodies with the Board of Directors and its Committees.

Chapter 8. Significant corporate actions

8.1 The following occurrences are recognized as significant corporate actions of the Company:

- closing major deals and related (interested) party transactions;

- purchase of 30% and more of outstanding ordinary shares (take-over);
- reorganization and liquidation (winding up) of the Company;
- increase or decrease of the legal (charter) capital of the Company;
- introduction of amendments in the Charter of the Company;
- other corporate actions recognized as such in accordance with applicable legislation.

The Company provides the shareholders with an opportunity to influence the process of carrying out significant corporate actions through establishment of a transparent and fair procedure based on due disclosure of information about the likely consequences of such actions for the Company.

8.2 Major deals and interested party transactions before they are closed shall be reviewed beforehand and approved by the relevant governing body of the Company. To reduce the risks involved in making managerial decisions, the Company takes the following precautions:

- the Board of Directors approves transactions (a serious of connected transactions) related to acquisition, disposal or possible disposal by the Company directly or not of assets valued at from 0.4 to 25 per cent of the book value of the Company's assets, as set out in its balance sheet at the latest reporting date;
- prior notification of the Board of Directors about an intention to close deals in the event that: the value of the deal by more than 15 per cent exceeds the market prices (tariffs) of similar merchandise (services, works) in the locations of the Company (if the Company is the purchaser in the deal), or if the deal value is more than 15 per cent lower than relevant market prices (if the Company is the seller in the deal); the deal is a service contract for providing or receiving any consulting services the cost of which is in excess of 1 per cent of the Company revenues from sales of merchandise (works, services) in the previous quarter; in some cases where the Company is a borrower, creditor, provides security (surety), etc.

8.3 The arrangements for closing major deals, interested party transactions, and deals subject to approval by the Board of Directors (requiring a notification of the Board of Directors) are laid out in the relevant internal documents of the Company (Regulations on contracting, etc.).
In order to protect interest of shareholders and other stakeholders the actions on reorganization or liquidation of the Company are carried out exclusively pursuant to procedures set out by applicable law of the Russian Federation.

Chapter 9. Disclosure of Information about the Company

9.1 The Company realizes the importance of providing shareholders and other interested parties with credible and objective information about the Company. Disclosure of information about the Company is necessary for shareholders and other parties interested in it for the Company performance evaluation and making sound decisions by them. Disclosure of information about the Company fosters keeping confidence and trust in the Company.

9.2 Disclosure of information about the Company is carried out based on the Information disclosure rules of procedure of JSC CenterTelecom, approved by the Board of Directors and identifying documentation and information to be disclosed and provided to shareholders and potential investors, and setting out the procedure for provision of the information, publications and printed matters.

9.3 The objective of the Company's policies in disclosing information about its activities is to ensure timely and full delivery of this information to all parties interested in receiving it in the volume and substance necessary to make an informed decision on shareholding in the Company or taking other actions capable of affecting financial and business activities of the Company.

The basic principle of the Company's information policies is providing an opportunity for all interested parties of free and unencumbered access to information about the Company.

9.4 The Company ensures disclosure of information on all essential issues of the Company's activities by way of meeting the requirements laid out by the legislation of the Russian Federation, regulations and statutes, by principles of corporate governance and accepted international practices.

Selecting the channels of information dissemination the Company is guided by the principle of providing a free, unencumbered and not excessively costly access to the disclosed information for interested parties.

Information is disclosed through publication in a printed edition of a daily readily available for a majority of shareholders and other interested parties and identified in the Charter (The Rossiyskaya Gazeta), by posting the information on the corporate website at www.centertelecom.ru.

9.5 On its website at www.centertelecom.ru the Company posts enacted current issues of the Charter and internal regulations (On meetings of shareholders, On the Board of Directors, etc.), annual and quarterly reports, financial statements and reports, information on material facts, and information regarding holding general meetings of shareholders and key decisions of the Board of Directors, prospectuses covering issues of securities, information on the Company's structure, the Board of Directors, the Management Board, the General Director, branches-subsidiaries of the Company, affiliated and daughter companies, the Company's auditor, the Company registrar.

Regular updates of the information both in Russian and English versions of the website ensure equal rights to receive information about the Company for Russian and foreign shareholders, and all parties interested in receiving it. To ensure the feedback and input of interested parties the website offers web-conference features, Q&A section.

9.6 The Company annually submits its annual report comprehensively covering the Company's activities in the reporting year, including audited accounting reports, according both to the Russian and international accounting standards, report of the internal audit commission and the Company independent auditor's report.

The annual report shall contain the necessary essential data enabling shareholders to evaluate the Company performance in the past year, and information on the essential aspects of the Company operations:

- position of the Company in the industry;
- results achieved over the year, and development prospects of the Company (sales, productivity, captured market share, revenue growth, profit margin, leverage);
- major risk factors inherent in the Company activities, relations with competition;
- a survey of the most significant transactions conducted by the Company in the reporting year (including deals recognized as major ones according to applicable law, and interested party deals, indicating essential terms and conditions of each deal and the Company's governing body which passed the decision approving the deal);
- a summary of payments of declared (accrued) dividends on the Company shares;

- membership of the Board of Directors, background information about members of the Board, including brief biographies and the Company's share ownership in the reporting year;

- information on the sole person and collective executive bodies of the Company, including background and brief biographies of the individual members; criteria for determination of the remuneration amounts for the sole person and collective bodies of the Company;

- a statement of compliance of the Company with recommendations of the Code of Corporate Conduct.

The Company will strive to include into its annual reports additional information enabling shareholders to take more informed and sound decisions, such as the number and breakout of customers by types, and the trends of changing the situation; the Company pricing and tariff policies; implementation of the Company technical policies and new technology adoption; the Corporate Secretary's report; a report on activities of the Board of Directors and Management Board; a summary of filed complaints and corporate conflicts and results of their resolution.

9.7 Disclosure of information about the Company strikes a reasonable balance between the openness of the Company and guarding the security of its vested commercial interests, protected under the law on commercial secrets. Pursuing a common information policy and ensuring information transparency of the Company are regulated by Information disclosure rules of procedure of the Company approved by the Board of Directors. The document lists information items to be mandatorily disclosed, and identifies the confidential information, a procedure and timeframe of information disclosure; sets out arrangements for interaction between structural units of the Company in the course of information disclosure and information flows; lists officers authorized to speak (make declarations) on behalf of the Company, etc.

The Company tries to limit possibilities of conflicts of interests and opportunities for abusing the insider information, i.e. the information known to a narrow circle of persons that may influence the market. All officers, members of the Board of Directors and employees of the Company must ensure confidentiality of the relevant information and observe the rules governing the use of the insider information.

Chapter 10. Control over Financial and Business Activities of the Company. Risk Management.

10.1 The primary objective of the control over financial and business activities of the Company is prevention, identification and minimization of financial and operating risks, safeguarding investments of shareholders and assets of the Company. Control over financial and business activities of the Company is exercised by the Board of Directors of the Company, the internal audit commission, the internal audit department, and by an independent audit firm (the auditor) of the Company.

10.2 The internal audit commission carries out checks of financial and business activities and forms an independent expert opinion on the position of the Company. Shareholders of the Company are made aware of the commission's conclusions at a general meeting of shareholders in the form of the internal audit commission report attached to the annual report of the Company.

Workings of the Company's internal audit commission are regulated by the Charter and Regulations on the internal audit commission of the Company. The internal audit commission is in no way restricted in its activities by opinions and orders of the Company officers, and acts independently.

The internal audit commission checks functioning of the internal control system and risk management and control system, and reports results of the checks in a statement provided to shareholders alongside with other documents prior to holding an annual general meeting of shareholders.

10.3 In order to verify and confirm the accuracy and credibility of annual financial statements the Company engages annually a professional auditor not connected through material interests to the Company or its shareholders. The Company auditor is approved by a general meeting of shareholders of the Company. Terms and conditions of the contract concluded with the auditor, including remuneration for its services are approved by the Board of Directors.

10.4 The Board of Directors ensures that a risk management system is put in place that would enable evaluation of risks run by the Company in the course of doing business, with the aim to minimize adverse consequences of these risks.

A regular internal controls are initiated in order to improve efficiency of controlling financial and business activities in the Company. To this end a special structural unit is set up in the General Directorate, namely, the internal audit department reporting to the Board of Directors of the Company. The following functions are referred to the competence of the Board of Directors: approval of the regulations covering operations of the structural unit exercising the internal control, approval of nominees to be in charge of the unit, and review of other matters decisions on which are made by the Board of Directors according to the regulations on the said structural unit.

The Board of Directors approves procedures of the internal control developed by the internal audit department, monitors their implementation, and approves beforehand operations outside the framework set by an annual budget of the Company.

Chapter 11. Corporate Conflicts Settlement

11.1 The Company treats as essential timely prevention and fair and equitable settlement of corporate conflicts, recognizing correlation between its efficient performance and timeliness of conflict prevention. With respect to corporate conflicts the Company adheres to the principle of preventing them at the earliest possible stages, and closely monitoring them. In the event of a corporate conflict the Company position is based on the provisions of the law of the Russian Federation.

11.2 If in the heart of a corporate conflict lies an issue referred to the powers of the Board of Directors of the Company or the sole person executive body, the Board of Directors makes applies its Corporate Governance Committee for the settlement of the conflict or sets up an ad hoc Corporate Conflict Settlement Committee.

11.3 In the event of a conflict between shareholders of the Company that might affect interests of the Company itself or those of other shareholders, the Company's body responsible for the review of the conflict situation makes a decision whether the dispute affects interests of the Company or its other shareholders, and whether involvement of this body will facilitate the corporate conflict settlement.

Subject to consent of the shareholders which are parties to a corporate conflict the Company's bodies (their members) may take part in negotiations between the shareholders, provide them with information available for such members of the Company's bodies and relevant to the conflict, and other documents, clarify the legislation on shareholding and provisions of the Company internal documents, give advice and recommendations to shareholders, draft documents on the conflict settlement to be signed by the involved shareholders, and within their authorities and on behalf of the Company undertake obligations toward the shareholders to the extent that may facilitate the settlement of the conflict.

In the event that a corporate conflict between the Company and a shareholder (shareholders) or between the Company shareholders is impossible to resolve otherwise, the conflict may referred to the arbitration determined upon agreement between the parties.

Chapter 12. Concluding Provisions

12.1 The Code shall come into effect as of the date of its approval by the Board of Directors. The Company shall review and revise the Code, given due consideration to recent trends in the corporate governance in Russia and worldwide, to interests of shareholders of the Company and other stakeholders.

12.2 In order to enforce provisions of the Code and put in place tools for its refinement the Company deems it advisable:

- to make up the Code as a separate document posted on the corporate website at (www.centertelecom.ru) and provide it at general meetings of shareholders, to members of the Board of Directors, senior officers and managers of the Company;
- to monitor regularly compliance of the Company activities with the Code provisions, including monitoring by the Corporate Governance Committee and the Board of Directors of the Company, covering results of monitoring in the media and posting them on the website of the Company;
- to provide means for shareholders, members of the Board of Directors, managers of the Company and other stakeholders to report any known occurrences of violating the Code to the Corporate Governance Committee.

Information about compliance of the Company with provisions of the Code will feature in the annual reports of the Company and other information sources.

12.3 Proposals aimed at refining the Code and means of improving procedures of its implementation shall be submitted to the Corporate Governance Committee of the Board of Directors. Such proposals may be submitted by shareholders, members of the Board of Directors, the internal audit commission and managers of the Company, directors of branches, representative offices, daughter and affiliated companies of JSC CenterTelecom.

12.4 From time to time (at least once a quarter) the Corporate Governance Committee of the Company at its meetings reviews the submitted proposals, taking them into account in drawing up its recommendations filed with the Board of Directors of the Company.

Matters not covered by the Code shall be governed by effective legislation of the Russian Federation, international treaties and agreements, and the Company's Charter. In the event that stipulations of the legislation of the Russian Federation deviate from international treaties with respect to issues covered by the Code, international treaties and agreements shall prevail.

82-5798

РОССИЙСКИЙ
ИНСТИТУТ ДИРЕКТОРОВ
Russian
INSTITUTE OF DIRECTORS

EXPERT OPINION
about the Code of Corporate Governance of JSC CenterTelecom

Adoption of the Code of Corporate Governance (the Code) of JSC CenterTelecom (the Company) confirms that the Company makes strenuous ongoing effort to improve information disclosure standards and implement a number of other important practical arrangements of corporate governance to ensure favorable prospects of long-term development of the Company, growth of the Company value, to honor legitimate rights and interests of all shareholders and further strengthen a positive view of the Company among its shareholders, employees, customers, and other stakeholders.

In general, the key provisions of the Code were developed based on recommendations of the Code of Corporate Conduct, suggested by the FCSM of Russia, providing the national standards of best practices of corporate governance. Reference to this document in the development of CenterTelecom's Code of Corporate Governance is practical and reasonable thing to do, as compliance with the Code of Corporate Conduct recommended by the FCSM of Russia is also promoted both in recent regulations (e.g. executive order of the FCSM dated May 31, 2002 #17/ps Enactment of the regulations on additional requirements for preparing, convening and holding general meetings of shareholders, the directive of the FCSM dated April 30, 2003 #03-849/r Guidelines for substance and format of presenting information on compliance with the Code of Corporate Conduct in annuals reports of joint-stock companies), and executive order Approval of regulations on arrangements of trade in securities market, stipulating requirements to be met by practices of corporate governance of companies with securities (shares and bonds) listed on stock exchanges (registration pending with the Ministry of Justice of RF).

Principles and rules set out in the Code imply a higher level of functioning of governing and controlling bodies, better business culture and adherence to higher ethical norms, than those stipulated by the applicable legislation.

Commitments that the Company intends to voluntarily make, from a perspective of ensuring shareholder' interests signify a big step forward as compared to the previously adopted practice, and particularly, in contrast with the practice of overwhelming majority of Russian joint-stock companies.

On the whole, in our opinion the Code of Corporate Governance of JSC CenterTelecom complies with a number of key provisions of the Code of Corporate

Conduct and recommendations related to the corporate governance practices, that put forward by investors, and practical objectives that determine behavior of portfolio investors who are active in Russia. Most of all this is applied to arrangements for preparing and holding general meetings of shareholders, essential aspects of the Board of Directors activities (establishment and composition of committees), office of the corporate secretary, information policies.

Nevertheless, in our view a number of provisions of the Code do not follow some quite important recommendations steadfastly proposed by investors. In the first place, this is the case for the notion of the "independent director" defined in the Code of Corporate Conduct, and perception of his/her functions. For instance, the Code of Corporate Governance establishes as key criteria of an independent director his/her ability to pass judgments guided by his/her professional expertise, experience and knowledge, good business standing, adherence to high ethical standards, leadership qualities and entrepreneurial experience. Undoubtedly, these qualities are essential for all members of the Board of Directors. It would seem an uphill task to ensure efficient functioning of the Board and contribute to successful development of the company, unless these qualities are inherent to the Board members. These requirements would seem quite justifiable as one of criteria that suggested by the company for shareholders to be guided in nominating candidates for the board of directors. However, according to accepted international practices and the Code of Corporate Conduct the basic identifying feature in recognizing a director as an independent one is his/her ability to make independent assessments of the issues under discussion suggesting no relationship of a material character between the director in question and the company or its major shareholders or affiliated persons that might affect forming his/her opinion. Lack of this characteristic feature would allow some groups of shareholders, stock exchanges and regulatory bodies to easily challenge the independent status of a member of the board of directors. In the first place, this is the case for foreign investors in whose perception an independent director is first and foremost or even exclusively a person having no significant material connections with the company and the above mentioned groups.

The Russian Institute of Directors deems it advisable for the Company to introduce into the Code prospects for further improvement of corporate governance practices in the Company as follows:

- Approval of transactions involving the Company assets in excess of 25 per cent, approval of loans, issue of guarantees, approval of investment projects shall be only at meetings of the Board with personal attendance.
- At least three members of the Board shall fall under the definition of the "independent director".
- Executive bodies of the Company shall submit monthly reports about their activities to the Board of Directors.
- Setting out qualification, professional and other requirements to be met by the corporate secretary.

- The audit committee shall evaluate auditor's report before submitting it to shareholders at a general meeting of shareholders.

As practices of corporate governance evolve both in Russia and abroad the Company should strive to refine provisions of the Code and implement them to the utmost extent in the relationships arising in the course of governing the Company, which may find its way in a regular review of the Code substance in line with changes in practices and regulations governing corporate relations. It would be desirable if the Company implemented basic principles and rules of the Code in its daughter and affiliated companies directing them toward transparency and openness of their activities.

I. Belikov
Director

February 12, 2004

АССОЦИАЦИЯ
НЕЗАВИСИМЫХ
ДИРЕКТОРОВ
Association of Independent Directors

Expert Opinion
about the Code of Corporate Governance (Code of Practices)
of JSC CenterTelecom

Development and adoption of the Code of Corporate Governance (Code of Practices) of JSC CenterTelecom (henceforth – the "Code") is an essential step on the way to become a fully-fledged world-class corporation.

The professional level of detailed regulations and rules of the Code is exceptionally high. Based on recommendations of international standards of good corporate governance, OECD principles of corporate governance, the Russian Code of Corporate Conduct, the Code of Corporate Governance of JSC CenterTelecom sets out specific provisions and requirements for putting in place a sound framework for intra corporate practices and activities, making the corporate governance structure transparent and understandable for potential investors and other stakeholders, thus increasing the shareholders' value of the Company.

Approval of the Code will enable the Company both institutionally and documentarily identify its commitment to observing highest corporate government standards, compliance with requirements of regulatory acts of FCSM and stock exchanges aimed at implementation of the Russian Code of Corporate Governance in the activities of Russian companies.

As a comprehensive document the Code provides an opportunity to anyone (a public agency, investor, shareholder, director, manager, etc.) to promptly get a clear idea of the corporate governance system implemented in the Company, its structural entities (governing and executive bodies, units, officers) and functional features (information disclosure procedure, behavior in conducting significant corporate transactions, risk management, settlement of corporate conflicts).

A positive distinctive feature of the Code is higher requirements to be met by an independent director, than those laid out in recommendations of the Code of Corporate Conduct developed by FCSM. This feature is in keeping with recent trends in corporate governance, instilled in the Independent Director Code of Practices in particular.

This results in substantially better guarantees of the corporate activities based on compliance with applicable law, business ethical principles, and corporate social responsibility.

It should be pointed out that the Code reflects important changes in the arrangements for activities of the Board of Directors recommended recently (of March 26, 2003) by the world renowned rating agency Standard and Poor's for implementation by JSC CenterTelecom, viz. establishing special committees of the Board of Directors. This fact clearly reveals the trend of ongoing effort made by owners and governing bodies of JSC CenterTelecom to improve the corporate governance of the Company. Adoption of the Code is another essential but not the last step in the process. It is of paramount importance not only to approve a quality Code of Corporate Governance, but to make it an effective direct tool, identify monitoring mechanisms to ensure strict compliance of practices with it.

A. Filatov
Executive Director

N82-5198

LIST OF AFFILIATED PERSONS

Joint-Stock Central Telecommunication Company
(code of the issuer: 00194-A)

as of December 31, 2003

General Director
R. Amaryan

Corporate seal

Affiliated persons

Name	Quantity of the Company shares owned by the person	Percentage of the legal capital of the Company
Name: ***Mr. Stanislav P. Avdiyants*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	Ordinary:- Preference type B- Preference type A-	*0.00%*
Name: ***Mr. Ruben A. Amaryan*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003*** Grounds: ***The person performs the duties of the sole person executive body of the joint-stock company*** The effective date: ***February 20, 2003*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	Ordinary: *292,718* Preference type B - Preference type A -	*0.01%*
Name: ***Mr. Boris Dm. Antonyuk*** Residence: ***Moscow.*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-
Name: ***Mr. Vadim E. Belov*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	Ordinary: *4,091* Preference type B - Preference type A -	*0.00%*
Name: ***Mr. Alexander P. Gribov*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-
Name: ***Mr. Alexander V. Ikonnikov*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-
Name: ***Mr. Alexander V. Lopatin*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-

Name: ***Mr. Aleksey B. Panteleev*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-
Name: ***Ms. Oksana V. Petrova*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-
Name: ***Mr. Grigoriy M. Finger*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	-	-
Name: ***Mr. Valeriy N. Yashin*** Residence: ***Moscow*** Grounds: ***The person is a member of the Board of Directors (supervisory board) of the Company*** The effective date: ***June 24, 2003***	Ordinary: ***30,000*** Preference type B- Preference type A -	***0.00%***
Name: ***Ms. Ella M. Zhuravleva*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	Ordinary: ***7,000*** Preference type B - Preference type A -	***0.00%***
Name: ***Ms. Raisa P. Konstantinova*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	-	-
Name: ***Mr. Aleksey A. Lokotkov*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	Ordinary: ***241,888*** Preference type B - Preference type A -	***0.01%***
Name: ***Mr. Nikolay V. Mezhuev*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	Ordinary: ***1,000*** Preference type B - Preference type A -	***0.00%***
Name: ***Mr. Maksim A. Pegasov*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	Ordinary: ***3,000*** Preference type B - Preference type A -	***0.00%***

Name: ***Mr. Alexander I. Polnikov*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	-	-
Name: ***Mr. Sergey V. Pridantsev*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	-	-
Name: ***Ms. Tatyana N. Sotskova*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	-	-
Name: ***Mr. Valeriy P. Sychev*** Residence: ***Moscow*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	-	-
Name: ***Mr. Alexander V. Haustovich*** Residence: ***Voronezh, Russia*** Grounds: ***The person is a member of the collective (collegial) body of the joint-stock company*** The effective date: ***July 15, 2003***	Ordinary: ***2,105,028*** Preference type B - Preference type A ***60,685***	***0.10%***
Name: ***Dagestan Public Joint-Stock Company for Telecommunications and Informatics*** Domicile: ***1 Lenina Prospect, Makhachkala, Republic of Dagestan, 367012, Russia*** Mailing address: ***1 Lenina Prospect, Makhachkala, Republic of Dagestan, 367012, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Private) Joint-Stock Company Mobile Telecommunications*** Domicile: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Mailing address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 15, 1998***	-	-
Name: ***Private Joint-Stock Company RusLeasingSvyaz*** Domicile: ***6 2nd Spasonalivkovski Per., Moscow, 117909, Russia*** Mailing address: ***6 2nd Spasonalivkovski Per., GSP-1 V49, Moscow, 119991,***	-	-

Russia Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***May 29, 1997***		
Name: ***Private Joint-Stock Company Startcom*** Domicile: ***6 2nd Spasonalivkovski Per., GSP-1, Moscow, 117909, Russia*** Mailing address: ***12 Bolshaya Spasskaya Street, Office 56, Moscow, 129010, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***August 20, 1998***	-	-
Name: ***Private Joint-Stock Company FK-Svyaz*** Domicile: ***14 Volgogradski Prospect, the board room, Moscow, 109316, Russia*** Mailing address: ***3 Malaya Semenovskaya Street, building 1, Moscow, 105023, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***July 15, 1998***	-	-
Name: ***(Public) Joint-Stock Company VolgaTelecom*** Domicile: ***Maksim Gorki Square, Telecommunications House, Nizhni Novgorod, 603000, Russia*** Mailing address: ***Maksim Gorki Square, Telecommunications House, Nizhni Novgorod, 603000, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company Giprosvyaz*** Domicile: ***11 3rd Khoroshevskaya Street, Moscow, 123298, Russia*** Mailing address: ***11 3rd Khoroshevskaya Street, Moscow, 123298, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***May 30, 1997***	-	-
Name: ***(Public) Joint-Stock Company Far-Eastern Telecommunications Company*** Domicile: ***57 Svetlanskaya Street, Vladivostok, 690600, Russia*** Mailing address: ***57 Svetlanskaya Street, Vladivostok, 690600, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member***	-	-

The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***		
Name: ***(Public) Joint-Stock Company Kostroma City Telephone Network*** Domicile: ***6 Gagarina Street, Kostroma, 156023, Russia*** Mailing address: ***6 Gagarina Street, Kostroma, 156023, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company Lensvyaz*** Domicile: ***61 B. Morskaya Street, Saint-Petersburg, 190000, Russia*** Mailing address: ***61 B. Morskaya Street, Saint-Petersburg, 190000, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company Moscow Metropolitan Telephone Network*** Domicile: ***6 Degtiarny Per., building 2, Moscow, 103804, Russia*** Mailing address: ***12 Petrovski Boulevard, building 3, Moscow, 103051, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company Svyaz of Komi Republic*** Domicile: ***60 Lenina Street, Syktyvkar, 167610, Russia*** Mailing address: ***60 Lenina Street, Syktyvkar, 167610, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company North-West Telecom*** Domicile: ***24 B. Morskaya Street, Saint-Petersburg, 191186, Russia*** Mailing address: ***24 B. Morskaya Street, Saint-Petersburg, 191186, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company SibirTelecom*** Domicile: ***5 Lenina Street, Novosibirsk, 630099, Russia***	-	-

Mailing address: ***5 Lenina Street, Novosibirsk, 630099, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***		
Name: ***(Public) Joint-Stock Company Uralsvyazinform*** Domicile: ***68 Lenina Street, Perm, 614096, Russia*** Mailing address: ***68 Lenina Street, Perm, 614096, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of JSC Svyzinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***(Public) Joint-Stock Company Central Telegraph*** Domicile: ***7 Tverskaya Street, Moscow, 103375, Russia*** Mailing address: ***7 Tverskaya Street, Moscow, 103375, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***May 30, 1997***	-	-
Name: ***(Public) Joint-Stock Company Southern Telecommunications Company*** Domicile: ***66 Karasunskaya Street, Krasnodar, 350000, Russia*** Mailing address: ***66 Karasunskaya Street, Krasnodar, 350000, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 18, 1995***	-	-
Name: ***Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*** Domicile: ***5 Delegatskaya Street, Moscow, 103091, Russia*** Mailing address: ***5 Delegatskaya Street, Moscow, 103091, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***May 30, 1997***	-	-
Name: ***(Public) Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*** Domicile: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Mailing address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Grounds: ***The person is entitled to dispose of over 20 per cent of the company voting shares*** The effective date: ***October 10, 1995***	Ordinary: *799,867,813* Preference type B - Preference type A-	*38.02%*
Name: ***Private Joint-Stock Company CenterTelecomService*** Domicile: ***23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia***	-	-

Mailing address: ***3 Dmitrovski Per., building 1, Moscow, 130031, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***April 1, 2003***		
Name: ***Private Joint-Stock Company Radiopaging Incorporated Company*** Domicile: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia*** Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***19.04.1994***	-	-
Name: ***Private Joint-Stock Company Belgorodskaya Cellular Communications*** Domicile: ***35 Kostyukova Street, Belgorod, Russia*** Mailing address: ***35 Kostyukova Street, Belgorod, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Private Joint-Stock Company Bryanskie Cellular Networks*** Domicile: ***44 Emlyutina Street, Bryansk, 241011, Russia*** Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Private Joint-Stock Company Vladimir Teleservice*** Domicile: ***20 Gorokhovaya Street, Vladimir, Russia*** Mailing address: ***20 Gorokhovaya Street, Vladimir, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications*** Domicile: ***38 Teatralnaya Street, Kaluga, 248600, Russia*** Mailing address: ***38 Teatralnaya Street, Kaluga, 248600, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Private Joint-Stock Company Svyazproekt*** Domicile: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia*** Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***February 3, 1992***	-	-

Name: ***Private Joint-Stock Company Smolenskaya Cellular Communications*** Domicile: ***6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia*** Mailing address: ***13 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: *November 30, 2002*	-	-
Name: ***Private Joint-Stock Company Cellular Communications Of Black-Soil Area*** Domicile: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia*** Mailing address: ***21 Esenina Street, Ryazan, 390046, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: *November 30, 2002*	-	-
Name: ***Private Joint-Stock Company Tverskaya Cellular Communications*** Domicile: ***52 Radischeva Boulevard, Tver, 170000, Russia*** Mailing address: ***52 Radischeva Boulevard, Tver, 170000, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: *November 30, 2002*	-	-
Name: ***Private Joint-Stock Company Telecom of the Ryazan region*** Domicile: ***36 Svobody Street, Ryazan, 390006, Russia*** Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: *November 30, 2002*	-	-
Name: ***Private Joint-Stock Company TeleRoss-Voronezh*** Domicile: ***35 Prospect Revolution, Voronezh, 394000, Russia*** Mailing address: ***25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: *November 30, 2002*	-	-
Name: ***Private Joint-Stock Company CenterTelecomService of the Moscow region*** Domicile: ***1a Kolomenski pr-zd, Moscow, 115446, Russia*** Mailing address: ***33 Academika Volgina Street, office 143, Moscow, 117437, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***October 17, 2003***	-	-
Name: ***Private Joint-Stock Company Ryazanskaya Cellular Communications*** Domicile: ***4 Televizionnaya Street, Ryazan, 390011, Russia*** Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: *November 30, 2002*	-	-
Name: ***Kaluga gas and energy joint-stock bank Gasenergobank (Public Joint-Stock Company)***	-	-

Domicile: ***4 Plekhanova Street, Kaluga, 248030, Russia*** Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***		
Name: ***Limited Liability Company VladPage*** Domicile: ***42 Gorkogo Street, Vladimir, Russia*** Mailing address: ***42 Gorkogo Street, Vladimir, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Limited Liability Company Telecom-Stroy*** Domicile: ***6 2nd Minski Per., Ivanovo, 153017, Russia*** Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Limited Liability Company Vladimirski Payphone*** Domicile: ***32-v Stroiteley Street, Vladimir, Russia*** Mailing address: ***32-v Stroiteley Street, Vladimir, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Limited Liability Company MobilCom*** Domicile: ***17 Mira Street, Vladimir, Russia*** Mailing address: ***17 Mira Street, Vladimir, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Limited Liability Company Rating*** Domicile: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia*** Mailing address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***November 30, 2002***	-	-
Name: ***Limited Liability Company TverTelecom*** Domicile: ***24 Novotorzhskaya Street, Tver, 170000, Russia*** Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***May 18, 1998***	-	-
Name: ***Limited Liability Company Telecom-Terminal*** Domicile: ***13 Lenina Prospect, Ivanovo, 153000, Russia*** Mailing address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***	-	-

Grounds: *The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question* The effective date: *November 30, 2002*		
Name: *Limited Liability Company Teleport Ivanovo (TPI)* Domicile: *90 Tashkentskaya Street, Ivanovo, 153032, Russia* Mailing address: *90 Tashkentskaya Street, Ivanovo, 153032, Russia* Grounds: *The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question* The effective date: *November 30, 2002*	-	-
Name: *Limited Liability Company Trunksvyaz* Domicile: *14 Plekhanovskaya Street, Voronezh, 394018, Russia* Mailing address: *14 Plekhanovskaya Street, Voronezh, 394018, Russia* Grounds: *The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question* The effective date: *November 30, 2002*	-	-
Name: *Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga* Domicile: *21 Esenina Street, Ryazan, 390046, Russia* Mailing address: *21 Esenina Street, Ryazan, 390046, Russia* Grounds: *The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question* The effective date: *November 30, 2002*	-	-
Name: *(Public) Joint-Stock Company Telecommunications Company Rinfotels* Domicile: *43 Esenina Street, Ryazan, 390023, Russia* Mailing address: *4 Televizionnaya Street, Ryazan, 390011, Russia* Grounds: *The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question* The effective date: *November 30, 2002*	-	-

UPDATES entered in the list of affiliated persons of JSC CenterTelecom over the reporting quarter.

Date of entering changes in the list of affiliated persons of JSC CenterTelecom: February 10, 2004

1. The change in the name of Private JSC Moscow telecommunications Company was entered in the list of affiliated persons due to the state registration dated October 17, 2003.

Information in the list of affiliated persons of JSC CenterTelecom before the said change of the affiliated person's name

Name: ***Private Joint-Stock Company Moscow Telecommunications Company*** Domicile: ***1a Kolomenski pr-zd, Moscow, 115446, Russia*** Mailing address: ***1a Kolomenski pr-zd, Moscow, 115446, Russia*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question*** The effective date: ***April 29, 2002***	-	-

Update in the list of affiliated persons of JSC CenterTelecom after the said change of the mailing address

Name: ***Private Joint-Stock Company CenterTelecomService of the Moscow region*** Domicile: ***1a Kolomenski pr-zd, Moscow, 115446, Russia*** Mailing address: ***33 Academika Volgina Street, office 143, Moscow, 117437, Russia.*** Grounds: ***The joint-stock company is entitled to dispose of over 20 per cent of the total number of votes making up the shares (contribution, interest) of the legal (contributed) capital of the person in question.*** The effective date: ***October 17, 2003***	-	-

2. Change of the mailing address of Private JSC Startcom in the list of affiliated persons of JSC CenterTelecom

Information in the list of affiliated persons of JSC CenterTelecom before the said change of the mailing address

Name: ***Private Joint-Stock Company Startcom*** Domicile: ***6 2nd Spasonalivkovski Per., GSP-1, Moscow, 117909, Russia*** Mailing address: ***26 Zoologicheskaya Street, building 2, Moscow, 123242, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***August 20, 1998***	-	-

Update in the list of affiliated persons of JSC CenterTelecom after the said change of the mailing address

Name: ***Private Joint-Stock Company Startcom*** Domicile: ***6 2nd Spasonalivkovski Per., GSP-1, Moscow, 117909, Russia*** Mailing address: ***12 Bolshaya Spasskaya Street, Office 56, Moscow, 129010, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which	-	-

the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***August 20, 1998***		

3. Update of the mailing address of Private JSC Mobile Telecommunications

Information in the list of affiliated persons of JSC CenterTelecom before the said change of the mailing address

Name: ***Private Joint-Stock Company Mobile Telecommunications*** Domicile: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Mailing address: ***22 Marxistskaya Street, building 2, Moscow, 109147, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 15, 1998***	-	-

Update in the list of affiliated persons of JSC CenterTelecom after the said change of the mailing address

Name: ***Private Joint-Stock Company Mobile Telecommunications*** Domicile: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Mailing address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia*** Grounds: ***The affiliated person belongs to the group of which the joint-stock company is a member*** The reason for which the person in question belongs to the group of persons of which the joint-stock company is a member: ***A subsidiary of Svyazinvest holding*** The effective date: ***September 15, 1998***	-	-